           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                MARCH 11, 1996

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                Schedule 13E-4
                        ISSUER TENDER OFFER STATEMENT
    (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        PENNSYLVANIA ENTERPRISES, INC.
                 (NAME OF ISSUER AND PERSON FILING STATEMENT)

          COMMON STOCK, NO PAR VALUE, STATED VALUE $10.00 PER SHARE
                        (Title of Class of Securities)

                                  708720107
                    (CUSIP Number of Class of Securities)

                                THOMAS J. WARD
                                  SECRETARY
                        PENNSYLVANIA ENTERPRISES, INC.
                             WILKES-BARRE CENTER
                               39 PUBLIC SQUARE
                       WILKES-BARRE, PENNSYLVANIA 18711
                                (717) 829-8843
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                     and
         Communications on Behalf of the Person Filing the Statement)

                                   COPY TO:
                               GARETT J. ALBERT
                            HUGHES HUBBARD & REED
                            ONE BATTERY PARK PLAZA
                        NEW YORK, NEW YORK 10004-1482
                                (212) 837-6000

                                MARCH 11, 1996
    (Date Tender Offer First Published, Sent Or Given To Security Holders)

Calculation of Filing Fee
 -----------------------------------------------------------------------------

Transaction Valuation* ..  Amount of Filing Fee

$78,000,000..............  $15,600


* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 2,000,000 shares at $39.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

ITEM 1. SECURITY AND ISSUER.


   (a) The name of the issuer is Pennsylvania Enterprises, Inc., a Pennsylvania corporation (the "Company"), and the address of its principal executive offices is Wilkes-Barre Center, 39 Public Square, Wilkes-Barre, Pennsylvania 18711.

   (b) This Schedule relates to the offer by the Company to purchase up to 2,000,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, no par value, stated value $10.00 per share (the "Shares") (including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of April 26, 1995, between the Company and Chemical Bank, as Rights Agent), at a price not greater than $39.00 nor less than $37.00 per Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As of March 7, 1996, the Company had issued and outstanding
5,792,921 Shares and had reserved for issuance upon exercise of outstanding stock options 32,600 Shares. Directors and executive officers of the Company and any of its affiliates may participate in the Offer on the same basis as the Company's other stockholders, although the Company has been advised that no director or executive officer of the Company or any of its affiliates intends to tender Shares pursuant to the Offer. The information set forth on the cover page and under "Introduction" and "The Offer-Purpose of the Offer; Certain Effects of the Offer" in Section 9 of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth on the cover page, and under "Introduction" and "The Offer-Price Range of Shares; Dividends" in Section 8 of the Offer to Purchase is incorporated herein by reference.

   (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) The information set forth under "The Offer-Source and Amount of Funds" in
Section 11 and "The Offer-Certain Information Concerning the Company" in Section 10 of the Offer to Purchase is incorporated herein by reference.

   (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

   (a) through (j) The information set forth under "The Offer-Purpose of the Offer; Certain Effects of the Offer" in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

   The information set forth under "The Offer-Transactions and Agreements Concerning Shares" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

   The information set forth under "The Offer-Transactions and Agreements Concerning Shares" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth under "Introduction" and "The Offer-Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

   (a) and (b) The information set forth under "The Offer-Certain Information Concerning the Company-Summary Consolidated Historical Financial Information" and "The Offer-Certain Information Concerning the Company-Summary Unaudited Pro Forma Consolidated Financial

Information" in Section 10 of the Offer to Purchase is incorporated herein by reference and the information set forth on pages 28 through 55 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed as Exhibit (g) hereto, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

   (a) None

   (b) None


   (c) The information set forth under "The Offer-Purpose of the Offer; Certain Effects of the Offer" in Section 9 of the Offer to Purchase is incorporated herein by reference.

   (d) None.

   (e) The Information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1) Form of Offer to Purchase, dated March 11, 1996.

   (a)(2)  Form  of  Letter  of   Transmittal   together  with   Guidelines  for
Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(3) Form of Letter to Stockholders of the Company from Dean T. Casaday, President and Chief Executive Officer of the Company, dated March 11, 1996.

   (a)(4) Form of Notice of Guaranteed Delivery.

   (a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 11, 1996.

   (a)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(7) Form of Memorandum to Participants in the Dividend Reinvestment and Stock Purchase Plan, dated March 11, 1996, with Election Form.

   (a)(8) Form of Memorandum to Participants in the Savings Plan, dated March 11, 1996, with Election Form.

   (a)(9) Form of Notice to Participants in the Pennsylvania Enterprises, Inc. Employees' Savings Plan who Transferred to Pennsylvania-American Water Company, with Election Form A and Election Form B.

   (a)(10) Form of Summary Advertisement, dated March 12, 1996.

   (a)(11) Form of Press Release issued by the Company, dated March 11, 1996.

   (b)   Not applicable.

   (c)   None.

   (d)   None.

   (e)   Not applicable.

   (f)   None.

   (g) Pages 28 through 55 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

                                  SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Pennsylvania Enterprises, Inc.



                                  By:  /s/ John F. Kell, Jr.
                                      -------------------------------------
                                      Name: John F. Kell, Jr.
                                      Title:  Vice President, Financial Services





Dated: March 11, 1996

                              INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-----------                      -----------
(a)(1)       Form of Offer to Purchase, dated March 11, 1996.

(a)(2)       Form  of  Letter  of  Transmittal   together  with  Guidelines  for
             Certification of Taxpayer  Identification Number on Substitute Form
             W-9.

(a)(3)       Form of Letter to Stockholders of the Company from Dean T. Casaday,
             President and Chief Executive  Officer of the Company,  dated March
             11, 1996.

(a)(4)       Form of Notice of Guaranteed Delivery.

(a)(5)       Form  of  Letter  to  Brokers,   Dealers  Commercial  Banks,  Trust
             Companies and Other Nominees, dated March 11, 1996.

(a)(6)       Form of Letter to Clients for use by Brokers,  Dealers,  Commercial
             Banks, Trust Companies and Other Nominees.

(a)(7)       Form of Memorandum to Participants in the Dividend Reinvestment and
             Stock  Purchase  Plan,  dated March 11, 1996,  with Election  Form.

(a)(8)       Form of Memorandum to Participants in the Savings Plan, dated March
             11, 1996, with Election Form.

(a)(9)       Form of Notice to  Participants  in the  Pennsylvania  Enterprises,
             Inc.     Employees'     Savings    Plan    who    Transferred    to
             Pennsylvania-American  Water  Company,  with  Election  Form  A and
             Election Form B.

(a)(10)      Form of Summary Advertisement, dated March 12, 1996.


(a)(11)      Form of Press Release issued by the Company, dated March 11, 1996.


(g) Pages 28 to 55 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995.